UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Lightning Gaming, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

To be applied for

(CUSIP Number)

Brian Sullivan

c/o SIG Strategic Investments, LLLP

401 City Avenue, Suite 220

Bala Cynwyd, PA 19004

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. To be applied for

1.	Names of Reporting Persons SIG Strategic Investments, LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 1,000,000

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. To be applied for

1.	Names of Reporting Persons Susquehanna Private Equity Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 1,000,000

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.7%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D (the “13D”) filed jointly by SIG Strategic Investments, LLLP, a Delaware limited liability partnership (“SIG Strategic”), and Susquehanna Private Equity Investments, LLC, a Delaware limited liability company and the investment manger for SIG Strategic pursuant to an investment management agreement (“SPEI” and, with SIG Strategic, the “Reporting Persons”), relating to the beneficial ownership of common stock, par value $0.001 per share (“Shares”), of Lightning Gaming, Inc., a Nevada corporation (the “Issuer”). In addition, because the Shares beneficially owned by the Reporting Persons were acquired in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the Issuer, nor in connection with or as a participant in any transaction having such purpose or effect, any future changes in beneficial ownership will be reported on a Schedule 13G rather than on this Schedule 13D. Except as otherwise provided herein, all Items of the 13D remain the same.

Item 3 Source and Amount of Funds or other Consideration

Item 3 of the 13D is hereby supplemented as follows:

Pursuant to a Note and Warrant Purchase Agreement, dated March 19, 2010, by and between SIG Strategic, The Co-Investment Fund II LP (“CI II”), Stewart J. Greenebaum, LLC (“Greenebaum”) and the Issuer, SIG Strategic sold a $2,000,000 promissory note issued by Lightning Poker, Inc., presently a wholly-owned subsidiary of the Issuer, and warrants entitling SIG Strategic to purchase 500,000 Shares at an exercise price of $2.00 per share until June 30, 2013 to CI II and Greenebaum (together, the “Purchasers”), in exchange for which SIG Strategic received total cash consideration from the Purchasers of $1,000,000.

Item 5 Interest in Securities of Issuer

Item 5 of the 13D is hereby amended and restated in its entirety as follows:

(a)           The Reporting Persons beneficially own 1,000,000 Shares or 17.7% (1) of the outstanding Shares of the Issuer.  To the best knowledge of the Reporting Persons, other than the Reporting Persons, none of the persons listed in Item 2 beneficially owns any Shares.

(b)           The Reporting Persons have shared voting and dispositive power of the Shares.

(c)           Other than as described in Item 3, no other transactions in Shares were effected by the Reporting Persons in the sixty days before the date of this Amendment or the 13D.  To the best knowledge of the Reporting Persons, none of the persons listed in Item 2 has effected any transactions in the Shares during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

(1) Calculation of beneficial ownership is based on 4,647,474 Shares outstanding as of November 10, 2009 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 as filed with the Securities and Exchange Commission on November 13, 2009.

Dated: March 26, 2010

SIG STRATEGIC INVESTMENTS, LLLP		SUSQUEHANNA PRIVATE EQUITY INVESTMENTS, LLC
By: Susquehanna Private Equity Investments, LLC
pursuant to a Limited Power of Attorney

By:	/s/ Brian Sullivan	By:	/s/ Brian Sullivan
Name: Brian Sullivan		Name: Brian Sullivan
Title: Treasurer		Title: Treasurer

The Limited Power of Attorney executed by SIG Strategic Investments, LLLP, authorizing Susquehanna Private Equity Investments, LLC to sign and file this Amendment on its behalf, is incorporated by reference from Exhibit II to Schedule 13G filed by the Reporting Persons on February 13, 2009 in respect of the securities of the Issuer.